May 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C . 20549

Attn:	Franklin Wyman Al Pavot Jason Drory Christine Westbrook

Re:	HighCape Capital Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 10, 2021
File No. 333-253691

Ladies and Gentlemen:

On behalf of our client, HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4/A filed on May 10, 2021 (the “Second Amended Registration Statement”), contained in the Staff’s letter dated May 12, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to Registration Statement on Form S-4 (the “Third Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Third Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Third Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed May 10, 2021

Summary Historical Financial Information of HighCape, page 38

1.	Please revise this data to reflect the restatement.

Response: In response to the Staff’s comment, the Company has updated the data on pages 38, 39 and 40 of the Third Amended Registration Statement to reflect changes to the historical financial information of HighCape as a result of the financial restatement.

Background of the Business Combination, page 105

2.	We note your response to prior comment 2 and reissue. Please expand your disclosure in the "Background of the Business Combination" section to include the information required by Item 1015(b) of Regulation M-A with respect to J.P. Morgan's third-party valuation.

Response: Although the Company believes that Item 1015(b) of Regulation M-A does not apply to the services provided by J.P. Morgan (as the Company did not receive a formal valuation from J.P. Morgan), in response to the Staff’s comment, the Company has expanded its disclosure on pages 106, 107 and 108 of the Third Amended Registration Statement to expand its explanation of J.P. Morgan’s role in the Company’s valuation of Quantum-Si and the qualifications of J.P. Morgan.

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Please do not hesitate to contact David Johansen at (212) 819-8509 or Joseph Chung at (212) 819-7818 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

Cc: Kevin Rakin and Matt Zuga, HighCape Capital Acquisition Corp.

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